JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

10th October 2002

02055497

02 OCT 21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 10th October 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 10/28

Jardine Strategic

Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Partial Offer for Cycle & Carriage Declared Unconditional as to Acceptances

10th October 2002 – Jardine Strategic Holdings Limited today announced that the voluntary conditional cash partial offer (the "Partial Offer") for Cycle & Carriage Limited ("C&C") had been declared unconditional as to acceptances. The Partial Offer will close on 1st November 2002.

As at 5.00 p.m. on 9th October 2002, Jardine Strategic had received valid acceptances in respect of 51,340,646 C&C shares, representing approximately 21.14 per cent. of C&C's Maximum Potential Issued Share Capital (issued share capital assuming that all C&C shares capable of being issued under the terms of the C&C option schemes have been issued on or prior to the record date, being 18th October 2002). As a consequence, Jardine Strategic and its concert parties now own, control or have received acceptances under the Partial Offer in respect of 121,913,721 C&C shares, representing more than 50.2 per cent. of the Maximum Potential Issued Share Capital of C&C. Accordingly, the Partial Offer has become and was declared unconditional as to acceptances.

Commenting on the development, Group Managing Director, Percy Weatherall, said, "Jardine Strategic has been a supportive shareholder of Cycle & Carriage for a number of years, and an increased holding following this Partial Offer will reinforce our commitment to the group's development. Now that we have achieved the required level of acceptances under the Partial Offer, it is our intention that Cycle & Carriage will continue to pursue its business strategy and operate effectively with sound financing."

Acceptances will be met in full or in part to the extent necessary for Jardine Strategic to acquire the offer shares at the close of the Partial Offer. Acceptances by C&C shareholders in excess of the offer shares will be scaled down proportionately in accordance with the terms of the Partial Offer, but in a manner which minimises the number of new odd-lot shareholdings. The Partial Offer remains conditional upon the necessary shareholders' approval from C&C shareholders and therefore is not declared unconditional in all respects.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

The Partial Offer shall remain open until 3.30 p.m. on 1st November 2002. Any acceptances received thereafter will be rejected.

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (71 per cent.) and C&C (29 per cent.).

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For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910
Daphne Liew (65) 6551 5421

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the Partial Offer being declared unconditional as to acceptances is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The directors of Jardine Strategic Holdings Limited (the "Directors") (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly.

Where any information (including, without limitation, information in relation to C&C) has been extracted from published or otherwise publicly available sources or obtained from C&C, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.